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                                                                      EXHIBIT 18




May 15, 2002

Board of Directors
Kmart Corporation
3100 W. Big Beaver Road
Troy, Michigan  48084

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in Kmart's Annual Report on Form 10-K for the year ended January 30, 2002 and issued our report thereon dated May 15, 2002. Note 22 to the consolidated financial statements describes a change in accounting principle from Kmart's interim financial reporting policy reflecting use of an annualized gross margin through estimating vendor allowances and rebates to be received during the fiscal year and recording those amounts ratably throughout the year, to a method requiring that cost recoveries from vendor allowances and rebates be recognized only when a formal agreement has been obtained and the underlying activity for which the amount was provided has been performed. It should be understood that the preferability of one acceptable method of accounting over another for interim recognition of vendor allowances and rebates has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management's determination that this change in accounting principle is preferable. Based on our reading of management's stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in Kmart's circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion
No. 20.


Very truly yours,



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Detroit, Michigan